CM 3.22

BB 3/10

SECURITIE 04003382 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 27 2004 WASH., D.C.

SEC FILE NUMBER
8-49496

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MCM SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael J. DelGiudice (212)218-4088
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Urbach Kahn & Werlin LLP
(Name – *if individual, state last, first, middle name*)

66 State Street (Address) Albany (City) NY (State) 12207-2595 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 23 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael DelGiudice, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MCM Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael J. DelGiudice
Signature

Senior Managing Director
Title

Theresa Guerriero
Notary Public

THERESA GUERRIERO
Notary Public, State of New York
No. 5010983
Qualified in Nassau County
Commission Expires April 12, 2007.

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCM SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2003

UK&W Urbach Kahn & Werlin LLP
CERTIFIED PUBLIC ACCOUNTANTS

Contents

UK &W Urbach Kahn & Werlin LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

To the Member
MCM Securities, LLC

We have audited the accompanying statement of financial condition of MCM Securities, LLC as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MCM Securities, LLC at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Urbach Kahn & Werlin LLP

Albany, New York
January 23, 2004

MCM Securities, LLC

Statement of Financial Condition
December 31, 2003

ASSETS	
Cash	$ 17,313
Prepaid expenses	700
Total assets	$ 18,013
LIABILITIES	
Accrued expenses	$ 6,475
MEMBERS' EQUITY	11,538
Total liabilities and members' equity	$ 18,013

See Notes to Financial Statements.

MCM Securities, LLC

Statement of Operations
Year Ended December 31, 2003

Revenues:	$ -
Expenses:	
Bad debt	10,000
Professional fees	6,118
Licenses and permits	1,680
Salary and wages	1,936
Insurance	469
Dues and subscriptions	530
Office supplies and expenses	711
Miscellaneous	5,809
	27,253
Net loss	$ (27,253)

See Notes to Financial Statements.

MCM Securities, LLC

Statement of Changes in Member's Equity
Year Ended December 31, 2003

Balance, January 1, 2003	$ 19,791
Member's contributions	19,000
Net loss	(27,253)
Balance, December 31, 2003	$ 11,538

See Notes to Financial Statements.

MCM Securities, LLC

Statement of Cash Flows
Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (27,253)
Adjustments to reconcile net loss to net cash used in operating activities:	
Bad debts	10,000
Changes in:	
Prepaid expenses	(311)
Accrued expenses	(488)
Net cash used in operating activities	(18,052)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's contributions	19,000
Net cash provided by financing activities	19,000
Increase in cash	948
Cash, beginning	16,365
Cash, ending	$ 17,313

See Notes to Financial Statements.

Note 1. Organization and Nature of Business

MCM Securities, LLC (the Company) was organized in September 1996 as a Delaware Limited Liability Corporation and is a broker/dealer registered with the Securities and Exchange Commission (SEC) and member of the National Association of Securities Dealers, Inc. (NASD). The Company's sole member is Millennium Credit Markets, LLC.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer will carry all of the accounts of any customers and maintain and preserve all related books and records as are customarily kept by a clearing broker/dealer.

Note 2. Significant Accounting Policies

Business Activities

The Company's business activities are limited to the following:

- selling interests in mortgages or other receivables;
- private placements of securities;
- real estate syndicator;
- providing financial advice to issuers of private placements; and
- municipal securities broker.

Income Taxes

The Company is included in the federal income tax returns filed by Millennium Credit Markets, LLC. Millennium Credit Markets, LLC is not a tax paying entity and distributes its prorata share of income, losses, and tax credits to its members as provided in the operating agreement.

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital and net capital requirements of $10,838 and $5,000, respectively.

UK &W Urbach Kahn & Werlin LLP
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on the Supplementary Information

To the Member
MCM Securities, LLC

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Urbach Kahn & Werlin LLP

Albany, New York
January 23, 2004

Supplementary Information

Schedule 1

MCM Securities, LLC

Computation of Aggregate Indebtedness and Net Capital Under Rule 15c3-1 December 31, 2003

AGGREGATE INDEBTEDNESS	$ 6,475
MINIMUM REQUIRED NET CAPITAL	$ 5,000
NET CAPITAL	
Member's equity	$ 11,538
Deductions:	
Prepaid expenses	700
Net capital	10,838
Minimum required net capital	5,000
Capital in excess of minimum requirement	$ 5,838

There were no material differences between this computation and the Registrant's computation included in Part IIA of the December 31, 2003 Focus filing.

Other Report

UK Urbach Kahn & Werlin LLP
&W CERTIFIED PUBLIC ACCOUNTANTS

Report on Internal Control Required by SEC Rule 17a-5

To the Member
MCM Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedule of MCM Securities, LLC (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for information and the use of the member, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker/dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Urbach Kahn & Werlin LLP

Albany, New York
January 23, 2004